August 1, 2008

Mail Stop 4561

John F. Stillo
Group Vice President and Chief Financial Officer
Toyota Motor Credit Corporation
19001 S. Western Avenue
Torrance, CA 90501

>   **Re: Toyota Motor Credit Corporation**
>   **Item 4.02 Form 8-K**
>   **Filed July 21, 2008**
>   **File No. 001-09961**

Dear Mr. Stillo:

We have completed our review of your Form 8-K and related amendments and have no further comments at this time.

Sincerely,

Matthew F. Komar
Staff Accountant